SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
(PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3
                           (SS. 240.13E-3) THEREUNDER)
                                 AMENDMENT NO. 1
                           ---------------------------
                          KRUPP REALTY FUND, LTD. - III
                                (Name of Issuer)
                           ---------------------------
                        KRF3 ACQUISITION COMPANY, L.L.C.
                               KRF COMPANY, L.L.C.
                    THE KRUPP FAMILY LIMITED PARTNERSHIP - 94
                      (Name of Person(s) Filing Statement)
                           ---------------------------
                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)
                           ---------------------------
                                   501128 10 2
                      (CUSIP Number of Class of Securities)
                           ---------------------------

                            SCOTT D. SPELFOGEL, ESQ.
                               THE BERKSHIRE GROUP
                                ONE BEACON STREET
                           BOSTON, MASSACHUSETTS 02108
                                 (617) 574-8385
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)
                           ---------------------------

                                 WITH COPIES TO:

                              JAMES M. DUBIN, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

This statement is filed in connection with (check appropriate box):
a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [X] A tender offer.
d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                           ---------------------------

                            CALCULATION OF FILING FEE

Transaction Valuation: $13,750,000            Amount of filing fee: $2750.00

o Transaction valuation assumes the purchase of 25,000 units Krupp Realty Fund, Ltd. - III. at $550 in cash per Unit. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals one fiftieth of one percentum of such transaction value.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY EITHER A REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:  $2750.00
Filing Parties: KRF3 Acquisition Company, L.L.C., KRF Company, L.L.C. and The Krupp Family Limited Partnership-94
Form or Registration No.:  Schedule 14D-1
Date Filed:  May 14, 1989

         This Amendment No. 1, dated May 20, 1999 (the "Amendment"), to the Rule 13E-3 Transaction Statement originally filed with the Securities and Exchange Commission on May 14, 1999, attaches (a) information furnished to persons making oral solicitations on behalf of KRF 3 Acquisition Company, L.L.C., a Delaware limited liability company (the "Purchaser"), in connection with the Offer (as defined below) and (b) solicitation materials sent to holders of Units (as defined below) ("Unitholders") in connection with the Offer.

         This Amendment and the Rule 13E-3 Transaction Statement originally filed with the Securities and Exchange Commission on May 14, 1999 relate to a tender offer by the Purchaser, to purchase any and all outstanding investor limited partnership interests (the "Units") of Krupp Realty Fund, Ltd. - III, a limited partnership organized under the laws of Massachusetts, for $550 per Unit, in cash, less the aggregate amount of distributions per Unit, if any made after May 14, 1999, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Supplement to the Offer to Purchase, each dated as of May 14, 1999, and in the related Agreement of Assignment and Transfer (which together constitute the "Offer").

ITEM 17.          MATERIAL TO BE FILED AS EXHIBITS.

                  Item 17 of the Rule 13E-3 Transaction Statement is hereby amended and supplemented by adding the following exhibits thereto:


EXHIBIT NO.       DESCRIPTION

(d)(6) Suggested scripts distributed to persons engaged to solicit Unitholders by telephone
(d)(7)            Postcards sent to certain Unitholders

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated as of:  May 20, 1999

                  KRF3 Acquisition Company, L.L.C.

                           By:      KRF Company, L.L.C.,
                                    its sole member

                                    By:      The Krupp Family Limited
                                             Partnership - 94,
                                             its sole member


                                             By:   /s/ Douglas Krupp
                                                   -----------------
                                                   Name:      Douglas Krupp
                                                   Title:     General Partner

                  KRF Company, L.L.C.

                                    By:      The Krupp Family Limited
                                             Partnership - 94,
                                             its sole member


                                             By:   /s/ Douglas Krupp
                                                   -----------------
                                                   Name:      Douglas Krupp
                                                   Title:     General Partner

                  The Krupp Family Limited Partnership-94


                                             By:   /s/ Douglas Krupp
                                                   -----------------
                                                   Name:      Douglas Krupp
                                                   Title:     General Partner

                                  EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION

(d)(6) Suggested scripts distributed to persons engaged to solicit Unitholders by telephone
(d)(7)              Postcards sent to certain Unitholders